SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NextNav Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

65345N106
(CUSIP Number)

Bandel L. Carano
Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, CT 06851

Eleazer Klein, Esq.
Phyllis Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution (defined in Item 4 below) on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Oak Associates XIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO-LLC

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON CO

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,235 shares of Common Stock (including 41,170 shares of Common Stock underlying unvested Restricted Stock Units)
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 65,235 shares of Common Stock (including 41,170 shares of Common Stock underlying unvested Restricted Stock Units)
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,235 shares of Common Stock (including 41,170 shares of Common Stock underlying unvested Restricted Stock Units)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects beneficial ownership of the Reporting Persons following open market transactions on December 2, 2022 and December 5, 2022. Following the Share Distribution on May 18, 2022, the Reporting Persons beneficially owned 216,018 Shares, representing 2.2% of the outstanding Shares of the Issuer at such time.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed by the undersigned on October 28, 2021 with respect to the Common Stock of the Issuer (the "Original Schedule 13D", as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used herein not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4 and 5(a) – (c) and 5(e) as set forth below. This Amendment No. 1 is the final amendment to the Schedule 13D and therefore constitutes an "exit filing" for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 18, 2022, Oak Investment Partners XIII, LP, on behalf of the Oak Fund and certain of the Oak Accounts, effected a pro rata in-kind distribution of an aggregate of 5,574,805 shares of Common Stock to certain limited partners and account holders for no consideration in a transaction exempt from the requirements of the Securities Act of 1933 (the "Share Distribution").

On December 2, 2022, Oak Investment Partners XIII, LP sold 30,000 Shares in the open market for $3.18 per Share, and on December 5, 2022, Oak Investment Partners XIII, LP sold 186,018 Shares in the open market for $3.04 per Share, for an aggregate of 216,018 Shares across both dates.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 106,384,109 Shares outstanding as of November 4, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 10, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days. The Reporting Persons' disclosure under Item 4 of this Schedule 13D is incorporated by reference herein.

(e)	May 18, 2022

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Mr. Carano holds 62,652 restricted stock units (“RSUs”) each representing one share of Common Stock. Of such RSUs, 21,482 have vested. The remaining 41,170 RSUs vest on May 1, 2023, subject to Mr. Carano’s continued service to the Issuer through such date. Additionally, Mr Carano holds 2,583 unrestricted shares of Common Stock.

CUSIP No. 65345N106	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2023

Entities: Oak Investment Partners XIII, Limited Partnership Oak Associates XIII, LLC Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Member or as Attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont
/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals